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        December 22, 2005

  Re:
  TDC A/S Tender Offer by Nordic Telephone Company ApS
  Schedule TO-T filed on December 2, 2005, as amended
  SEC File No. 005-52077

By EDGAR Submission and Facsimile

Celeste M. Murphy, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Facsimile: +1 (202) 772-9207

Dear Ms. Murphy:

        On behalf of Nordic Telephone Company ApS ("NTC") and the other offerors (collectively, and together with NTC, the "Offerors") referred to on the cover page of the Offerors' Schedule TO Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission (the "Commission") on December 2, 2005 (as amended, the "Schedule TO"), we are providing the following information and comments in response to your letters dated December 14, 2005 ("Comment Letter 1") and December 15, 2005 ("Comment Letter 2") regarding the above-referenced submission. Paragraph numbers beneath the captions below correspond to the comment numbers in the comment letters. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Schedule TO.

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Response to Comment in Comment Letter 1

U.S. Dealer Managers, page 52

1.
NTC has entered into a Dealer Manager Agreement with J.P. Morgan Securities Inc. (the "Dealer Manager"). Pursuant to this agreement, NTC has agreed to pay the Dealer Manager a fixed fee for its services in connection with the tender offer. The fee will become due and payable upon the date when NTC makes payment for TDC Shares and TDC ADSs tendered and accepted for payment in the tender offer (the "Closing Date"). If (i) the closing of the tender offer does not occur for any reason or (ii) the Dealer Manager Agreement is terminated prior to the Closing Date by the Dealer Manager for any reason other than for cause, no fees will be due or payable by NTC pursuant to the Dealer Manager Agreement. The Dealer Manager's fee is not calculated based upon each TDS Share or TDC ADS tendered in the tender offer, and, therefore, the Dealer Manager will not be paid a fee based upon shares tendered by J.P. Morgan Securities Inc. held for its own account.

Response to Comments in Comment Letter 2

How will the Tender Offer affect the payment of dividends by TDC?, page 5

1.
In response to the staff's comment, we have added disclosure to the effect that, if the Offer Price to be paid pursuant to the Tender Offer is to be reduced by the amount per TDC Share of a dividend or distribution, the Bidder will issue an announcement through the Copenhagen Stock Exchange and by means of a press release made through the Dow Jones news service and/or PR Newswire setting forth the amount of the reduction of the Offer Price.

  The Offerors are not aware of any plans, intentions or proposals by TDC to pay any dividends or distributions while the Tender Offer is open to security holders. We have been advised by Bech-Bruun, Danish counsel for NTC, that the declaration of dividends is a matter for the board of directors and shareholders of TDC. Annual dividends can be paid only after an ordinary general meeting. TDC has announced that it expects to hold its ordinary general meeting on March 16, 2006, which is expected to be after the settlement date for the Tender Offer. Alternatively, TDC would need to hold an extraordinary general meeting to change its articles of association to permit the distribution of interim dividends. If TDC were to do so, the condition to the Tender Offer referred to in (b)(i) of Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Conditions" would not be satisfied unless waived by NTC. Therefore, the Offerors do not expect dividends or distributions to be paid during the Offer Period or before the settlement date for the Tender Offer.

Translation, page 16

2.
In response to the staff's comment, we have revised the disclosure to reflect that, notwithstanding that the Danish text will prevail in the event inconsistencies between the Danish text and the English text, for purposes of the U.S. federal securities laws, rules, regulations and interpretations of the Commission and the staff thereof, the English text can be relied upon.

  In this regard, we also note that, in the event any such inconsistency were discovered during the Offer Period, the Offerors would clarify the disclosure to cure the inconsistency as soon as practicable and in compliance with applicable Danish law and the U.S. federal securities laws, rules, regulations and interpretations of the Commission and the staff thereof.

Response to Closing Comment in Comment Letter 1 and Comment Letter 2

        We have advised the Offerors of the closing comment that appears in both Comment Letter 1 and Comment Letter 2. They have confirmed that, on their behalf, we may acknowledge that:

  •
  all bidders are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to contact Michael Wolfson of this firm on +44 20 7275 6500 if you have any further questions or comments regarding the Schedule TO.

  Very truly yours,

  /s/ Simpson Thacher & Bartlett LLP

  SIMPSON THACHER & BARTLETT LLP